

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2013

<u>Via E-mail</u>
Matthew Neher
Chief Executive Officer
Greentech Mining International, Inc.
1840 Gateway Drive, Suite 200
Foster City, CA 94404

> **Re:** **Greentech Mining International, Inc.**
> **Amendment No. 3 to Form 8-K Filed January 22, 2013**
> **Form 8-K Filed September 24, 2012**
> **Form 10-Q for the Quarterly Period Ended September 30, 2012**
> **Filed November 14, 2012**
> **File No. 000-54610**

Dear Mr. Neher:

   We have reviewed the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filings and the information you provide in response to these comments, we may have further comments.

<u>Amendment No. 3 to Form 8-K Filed January 22, 2013</u>

1. We reference your response to prior comment 2 which states that you will capitalize the entire $3 million payment under the Operating Exploration and Option to Purchase Agreement. Please tell us the accounting literature you are relying on in determining the accounting treatment. Discuss why you believe that the capitalized amount is recoverable.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 4

2.   Please revise your disclosure added in response to prior comment 3 to clarify what you
        mean by "private restrictions on transferring titles." What private restrictions can prevent
        title transfer? How did you determine the dollar amount of a "private restriction"?

Implications of Being an Emerging Growth Company, page 5

3.   Refer to the last sentence of this subsection. Your remaining disclosure after the deletion
        you mention in your response to prior comment 4 is unclear. Please revise to clarify.

Our Business, page 10

4.   Please expand your response to prior comment 5 to address each of the securities
        transactions mentioned in the last paragraph on page 10 and in the second paragraph on
        page 11.

5.   Prior comments 6 and 13 sought revised disclosure in your filing. Please amend your
        Form 8-K accordingly.

Overview, page 12

6.   We note your response to prior comment 7. Please reconcile your disclosure in the last
        paragraph on page 12 which states that it is estimated to take approximately ninety days to
        review and approve the amendment with your disclosure in the last paragraph on page 29
        which states that it is estimated to take 180 days to amend the permit.

7.   Refer to the second paragraph on page 13. Tell us, with a view to disclosure, whether the
        exploration and testing that you mention occurred on the property that is subject to your
        Option Agreement that you mention on page 3. If the exploration and testing was not on
        the property, tell us why you believe it is appropriate to address that exploration and
        testing as you do in your filing. If the exploration and testing was on the property, please
        disclose a summary of the testing, including as appropriate the amount of sampling
        performed by the parties and what the sampling revealed. Also, state the reliability of
        what the sampling revealed and whether it has been verified.

8.   We note your disclosure in the fourth paragraph on page 13 where you refer to a surface
        excavation plan "outlined on page 33." However, your disclosure on page 33 consists of
        risk factors. Please revise here and throughout your document as appropriate.

9.   We note your response to comment 8 from our letter dated December 20, 2012. Please
        provide disclosure regarding your tailings facility and the associated permits.

> Additionally, please tell us about the specific sampling work that you have performed to verify mineralization on your property.

10. We note your response to comment 9 from our letter dated December 20, 2012. It appears this tonnage is also disclosed on page 11 of your amended disclosure. Therefore, please provide the information requested in prior comment 9.

11. We note your response to comment 10 from our letter dated December 20, 2012. Please be advised that we may have additional comments after receiving and reviewing the supplemental materials.

12. We note your response to comment 11 from our letter dated December 20, 2012. It appears the term ore is still used throughout your filing. Please revise in order to remove this term.

Metals Processing and Refining, page 25

13. Please revise the paragraph below the picture on page 25 which says that recovery of gold and silver is possible to disclose the substance of your response to prior comment 14. If you do not know whether *any* gold and silver can be extracted from the sand as indicated in response 19 of your December 6, 2012 letter to us, please disclose this lack of knowledge clearly when you revise your Form 8-K in response to this comment.

Plan of Operation, page 40

14. We note your response to prior comment 17. Please ensure that the use of the proceeds described in the table on page 43 reflects the costs mentioned in the third and fourth paragraphs on page 41.

15. We note your revisions at the bottom of page 42. Please tell us how the table on page 43 reflects the amount you must pay for your option as mentioned on page 4. If the table reflects the $1,000,000 first option payment and the $200,000 monthly payments, it is unclear how the table reflects sufficient funds for the other expenses for each phase that you mention on page 41. Please revise or advise.

Executive Compensation, page 47

16. Please tell us with specificity where you have revised the disclosure to address prior comment 20.

Certain Relationships and Related Transactions, page 48

17.   Please revise this section as indicated in the second sentence of your response to prior comment 28. Also, tell us with specificity where you have revised the disclosure to address each of the issues in prior comment 22.

Exhibits, page 50

18.   We note your response to prior comment 23. Please tell us how you ensured that your exhibit index is accurate. The index indicates that the Operating, Exploration and Option to Purchase Agreement dated September 17, 2012 is included as exhibit 10.1 with this amendment. However, you did not include any agreements as exhibits with this amendment. Also, we note that you do not refer in the exhibit index of this amendment to the Mineral Claim Option Agreement dated September 21, 2012 filed as exhibit 10.1 with the amendment to your Form 8-K filed on December 7, 2012.

Form 8-K Filed September 24, 2012

19.   We note your response to comment 24 from our letter dated December 20, 2012. We are unable to locate the amendment. Please advise.

Form 10-Q for the Quarterly Period ended September 30, 2012

20.   We may have further comments when you file your amended Form 10-Q and make the revisions as you mention in your responses to prior comments 25-29.

Liquidity and Capital Resources, page 17

21.   We see that you had significant amounts due in November and December 2012 related to the Operating, Exploration and Option to Purchase with Greentech Mining, Inc. and the Mineral Claim Option Agreement with Union Gulf Resources Ltd. Please tell us if you have raised the funds necessary to make those payments and if the payments were made. Please also tell us how this has impacted your plan of operations. In this regard, in future filings, including any amendments, please provide updated disclosures about your plan of operations, including the status of the required payments and your plan to raise $15 million before the close of 2012.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions on the financial statements and related matters or John Coleman at (202) 551-3610 if you have questions regarding the engineering comments. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Thomas E. Puzzo, Esq.